SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 001-36625

CyberArk Software Ltd.

(Translation of registrant’s name into English)

CyberArk Software Ltd.

9 Hapsagot St.

Park Ofer 2, POB 3143

Petach-Tikva, 4951041 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

On November 12, 2019, CyberArk Software Ltd. (the “Company”) issued a press release announcing a proposed offering of $500 million principal amount of convertible senior notes (the “Offering”) in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K.

The unaudited financial statements of the Company for the nine months ended September 30, 2018 and 2019 and as of September 30, 2019 are furnished herewith as Exhibit 99.2 to this Report on Form 6-K.

On November 12, 2019, the Company intends to distribute a preliminary offering memorandum (the “Preliminary Offering Memorandum”) to qualified institutional buyers pursuant to Rule 144A under the Securities Act in connection with the Offering. The Preliminary Offering Memorandum contains supplemental disclosure related to the Company’s results of operations and liquidity and capital resources for the nine months ended September 30, 2019. Accordingly, the Company is filing information with this Report on Form 6-K for the purpose of supplementing disclosures contained in the Company’s prior public filings. The supplemental disclosures are filed as Exhibit 99.3 to this Report on Form 6-K.

Other than as indicated below, the information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act.

Exhibits 99.2 and 99.3 to this Report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-200367, 333-202850, 333-216755, 333-223729 and 333-230269).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2019
CYBERARK SOFTWARE LTD.

	By:	/s/ Joshua Siegel
	Name:	Joshua Siegel
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated November 12, 2019 entitled “CyberArk Software Ltd. Announces Proposed Private Offering of $500 million of Convertible Senior Notes”.

99.2	Unaudited financial statements for CyberArk Software Ltd. for the nine months ended September 30, 2018 and 2019 and as of September 30, 2019.

99.3	Supplemental Company Disclosure.

4